Beau Yanoshik

+1.202.373.6133

beau.yanoshik@morganlewis.com

August 28, 2020

VIA EDGAR

Filing Room

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SSGA Active Trust: Post-Effective Amendment No. 158 to the Registration Statement Filed on Form N-1A under the Securities Act of 1933 (File Nos. 333-173276 and 811-22542)

Ladies and Gentlemen:

On behalf of our client, SSGA Active Trust (the “Trust”), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 158 to the Trust’s Registration Statement on Form N-1A, together with all exhibits thereto (“PEA No. 158”). The purpose of PEA No. 158 is to reflect (i) revised conflicts of interest disclosure in the Statement of Additional Information for the Trust’s SPDR® Blackstone / GSO Senior Loan ETF, and (ii) revised principal investment strategies, and corresponding changes, for the Trust’s SPDR® MFS Systematic Core Equity ETF, SPDR® MFS Systematic Growth Equity ETF, and SPDR® MFS Systematic Value Equity ETF.

Please contact me at (202) 373-6133 with your questions or comments.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik